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                          June 7, 2024

       Damien Lamendola
       Chief Executive Officer
       Marpai, Inc.
       615 Channelside Drive, Suite 207
       Tampa, FL 33602

                                                        Re: Marpai, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 30, 2024
                                                            File No. 333-279836

       Dear Damien Lamendola:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Ron Ben-Bassat, Esq.